Exhibit 3.1

FIRST AMENDMENT TO
RIGHTS AGREEMENT

THIS FIRST AMENDMENT TO RIGHTS AGREEMENT (the “Amendment”) is entered into effective as of October 4, 2017, by Xplore Technologies Corp., a Delaware corporation (the “Company”).
BACKGROUND
The Company and American Stock Transfer & Trust Company, LLC are parties to that certain Rights Agreement (the “Agreement”), dated as of July 1, 2016.  All capitalized terms used herein have the same meanings given to them in the Agreement.
Section 28 of the Agreement provides that the Company, by action of the Board, may from time to time and in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend the Agreement in any respect without the approval of any holders of Rights, including, without limitation, in order to change, amend, or supplement any provisions hereunder in any manner that the Company may deem necessary or desirable.
The Company, by action of the Board, desires to amend the Agreement to increase the ownership percentage that would potentially trigger the exercisability of the Rights issued pursuant to the Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
1. The Agreement is hereby amended so that each reference to “4.99%” in the Agreement be deleted and replaced with “9.99%.”
2. Except as and to the extent expressly amended by this Amendment, the Agreement remains in full force and effect in accordance with its terms.
[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been executed by the Company as of the day and year first above set forth.
“COMPANY”

XPLORE TECHNOLOGIES CORP.,
a Delaware corporation

By:  /s/ Tom Wilkinson
Tom Wilkinson, Chief Financial Officer